CARROT PASS, LLC
STATEMENTS OF CASH FLOWS
(unaudited)

	Year ended December 31, 2016	2015
Cash flows from operating activities:		
Net loss	$ (21,341)	$ (208,922)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense	70,174	-
Change in operating assets and liabilities:		
Accounts payable and accrued expenses	10,426	-
Deferred revenue	3,500	-
Accounts receivable	(3,500)	-
Net cash provided/(used) by operating activities	59,259	(208,922)
Cash flows from investing activities:		
Software development	(131,088)	(191,505)
Net cash used by investing activities	(131,088)	(191,505)
Cash flows from financing activities:		
Member Contributions	66,676	408,040
Net cash provided by financing activities	66,676	408,040
Net increase (decrease) in cash	(5,153)	7,613
Cash at beginning of period	7,613	-
Cash at end of period	$ 2,460	$ 7,613
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements